SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	September	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated September 5, 2017 - Neovasc's Reducer System Reviewed in European Heart Journal

Document 1

Neovasc's Reducer System Reviewed in European Heart Journal

Review serves to update clinicians as to current evidence and future perspectives on the optimal utilization of this innovative technology

NASDAQ, TSX: NVCN

VANCOUVER, Sept. 5, 2017 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced the European Heart Journal published a clinical review of its Neovasc Reducer™ ("Reducer") device for the treatment of refractory/persistent angina pectoris, a common and disabling medical condition, and a major public health problem that affects millions of patients worldwide.  The European Heart Journal is the official general cardiology journal of the European Society of Cardiology.

Refractory angina is a common and disabling clinical condition, and a major public health problem, which affects patients' quality of life, and has a significant impact upon health care resources.  Persistent angina is common not only in patients who are not good candidates for revascularization, but also in patients following successful revascularization.

"Angina often persists following revascularization.  The prevalence of this 'persistent' angina is as high as 25% after 1 year, and up to 45% after 3 years following revascularization," reported Dr. Maayan Konigstein, Department of Cardiology, Tel-Aviv Medical Center.

The coronary sinus Reducer is a novel technology designed to reduce disabling symptoms and improve quality of life of patients suffering from refractory angina.  This clinical review serves to update the clinician as to current evidence and future perspectives of the optimal utilization of this innovative technology.

"At present, accumulating evidence supports the clinical benefit of the Reducer in significantly alleviating symptoms of angina in 70-80% of patients with obstructive Coronary Artery Disease who are not candidates for revascularization," commented Alexei Marko, CEO of Neovasc. "This type of dramatic results, along with a simple, safe and straightforward procedure, are underpinning Reducer's commercial success in Europe. With more than 500 cases performed to date, Reducer's impact in alleviating pain and improving quality of life continues to draw the attention of the medical community."

About the Neovasc Reducer™
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle.  Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the United States and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the United States, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans and expectations concerning its business, trends and other matters, including the Company's expectations relating to the number of patients that will not be candidates for conventional surgery, and the Company's commercial success in Europe.  Words and phrases such as "growing", "begun", "continues" and "anticipated", and similar words or expressions, are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the Company's litigation with CardiAQ, including the Company's ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which create material uncertainty and which cast substantial doubt on the Company's ability to continue as a going concern; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to claims by third parties alleging infringement of their intellectual property rights; the Company's ability to establish, maintain and defend intellectual property rights in its products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for its products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price.  These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form and in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations, each of which are included in the Company's Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/05/c4804.html

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 05-SEP-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: September 5, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer